UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

The information contained in this Report on Form 6-K (including the presentation attached hereto) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

ICL GROUP LTD.

1.	Investor Presentation This presentation will be used in connection with upcoming meetings with investors and is therefore being filed so all investors have access.

 Item 1

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the company intent, belief or current expectations. Forward‑looking statements are based on the company management’s beliefs and assumptions and on information currently available to the company management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: our ability to implement the strategic changes we are outlining in this presentation;   changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions including our ability to win the new concession at the Dead Sea in 2030; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the company seaport shipping facilities or regulatory restrictions affecting the company ability to export the company products overseas; general market, political or economic conditions in the countries in which the company operates, including tariffs and trade policies; price increases or shortages with respect to the company principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company plants; labor disputes, slowdowns and strikes involving the company employees; pension and health insurance liabilities; disruptions from pandemics that may impact the company sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of the company, or the company service providers', information technology systems or breaches of the company, or the company service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the company businesses; changes in demand for the company fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company control; sales of the company magnesium products being affected by various factors that are not within the company control; the company ability to secure approvals and permits from the authorities in Israel to continue the company phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to the company supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the SEC) on March 13, 2025, (the Annual Report). Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.   2

 Profitable GrowthEngines  8

 Sources: Grand View Research (2025), Fortune Business Insights (2025), Mordor Intelligence (2024), TechSci Research (2025), ICL analysis.  Specialty Crop Nutrition Market (US$B)  CAGR 6%  Specialty Crop Nutrition – Attractive Market with >40% Growth Potential  11

 The food ingredients market  $152B, CAGR of 6%+  TAM  Source: Technavio Report, Markets and Markets, Mordor Intelligence, IMARC Group, Statista, Data IMTELO, Deloitte analysis, expert interviews, ICL internal analysis.  Our $35B Functional Ingredients Opportunity  Our respective functional ingredients market  $35B, CAGR of 5% to 6%  SAM  30%  Phosphate based solutions   $1.5B, CAGR of ~1.5% to 3%  Texturants  16.0 Market size 2025  6.0% CAGR  Acidulants  6.5 Market size 2025  5.1% CAGR  Preservatives  3.2 Market size 2025  4.5% CAGR  Leavening agents  9.0 Market size 2025  7.0% CAGR  35  37  38  42  44  46  ~6%  13

 ICL is Well-Positioned to Capture this $35B Functional Food Ingredients Market  We have all the capabilities to win in the broader functional ingredients market  Max  Min  [100 to 200[  [0 to 100[  [300 to 400[  [200 to 300[  400+  400+  400+  400+  400+  400+  NA  $238 Mn  48% of sales  LATAM(mainly Brazil)  $75 Mn 15% of sales  EU  $131 Mn  26% of sales  APAC  $67 Mn  11% of sales  Applications/R&D center  Sales office  Leadership position  Extended footprint  Strong Presence in Geographies  14

 ICL is Well-Positioned to Capture this $35B Functional Food Ingredients Market  We have all the capabilities to win in the broader functional ingredients market  Strong Presence in Geographies  Loyal Customer Base  15

 ICL is Well-Positioned to Capture this $35B Functional Food Ingredients Market  We have all the capabilities to win in the broader functional ingredients market  Strong Presence in Geographies  Loyal Customer Base  Food-grade R&D labs  Professional G2M Teams  Expertise in the Functionalities  16

 ICL’s Food Ingredients Strategy  Focus on Specific Adjacent Segments  Texturants  Acidulants  Preservatives  Leavening agents  Strategic Acquisitions to Expand Offering  Portfolio Expansion and Geographic Expansion  Organic Growth Through Bundled Solutions  One-Stop Shop Solutions to F&B Companies  17

 A global leader in malic and fumaric acid  2024 Revenues: $64M  New production facility scheduled for completion in 2026, poised to significantly increase volumes and profitability   120+ active customers and distributors (>60% - 5+ years tenure)  74%  NA  18%  Europe  8%  Other  24’ sales split , by geography  7%  46%  18

 Dead Sea Concession - Securing clarity and certainty  MOU with Israeli Government  Financial and regulatory clarityProvides certainty about value and timing of assets’ consideration  A competitive tender process holds the potential to improve the new concession terms vs. sole bidder  Reducing business risksAvoiding lengthy legal disputes enables stability and financial certainty  Business continuityEnables full management focus on strategic execution and long-term growth  We believe we are best positioned to secure the new concession, with clear advantages over any potential competitor.  21

 Key Highlights: Draft Concession Bill  Generally consistent with the Ministry of Finance’s initial draft from September 2024  A first step in the legislative process, providing the opportunity to shape the final version  Should the tender process fail to serve the law's objectives, the Minister of Finance holds the authority to grant the concession without a tender process  An Essential Interests Order may impose nationality and ownership restrictions on key stakeholders to safeguard Israel’s strategic interests  **For more information, see the immediate report issued by the Company on December 4, 2025, regarding the publication of the Dead Sea Concession Draft Bill of Law for Public Comments.  Our signed MOU provides a solid strategic alternative for the company  22

 Long-Term Outlook  EBITDA (US$M)  ~$1,500  ~30-35%  ~65-70%  Last 12 Months  ~40-45%  ~25-30%  ~25-30%  ~$1,8002,000-  After 2030 - With Concession  Projected Growth (2025-2030)  Non-Concession Activity  Concession Related  Dead Sea Assets  ~40-45%  ~25-30%  ~25-30%  ~$1,7001,900-  After 2030 - W/O Concession  Additional non-organic growth: based on DS assets payment  Note: Our Dead Sea operations do not constitute a separate segment and accordingly we do not measure its profit contribution to our company.  Accordingly, the range set out above is our attempt to provide an estimated range of the impact of those operations on our results.  LTM Sales were ~ $7.05B with estimated 75% share of non-concession activity.  *  **  23

 Non-Food Phosphate Solutions – Maximize our Market Position  Growing Market (4%-7% CAGR) with Strong Demand  *sources: Research & markets, Persistence Market Research, Lucintel, Mordor Intelligence , ICL analysis   Cost advantage - fully integrated chain  Geography advantage – Only western manufacturer producing in China  Product differentiation - Unique Downstream Capabilities  24

 Portfolio OptimizationFocus on Our Core Markets and Assets  Evaluating non-synergistic and low-potential businesses to define the optimal strategic path, ranging from partnership to divestment or closure, while shifting resources to priorities aligned with our capital allocation framework  27

 Optimization & Efficiency  Profitable Growth  Ensure DSW & Rotem’s Future  Maintain market leadership in    Br Market  Portfolio optimization  Optimizing Cost Structure  Specialty Crop Nutrition  Specialty Food Solutions  Maximizing Core  Note: Specialty crop nutrition is part of the Growing Solutions division; Specialty food solutions is part of food specialties under the Phosphate Solutions division.  MOU  LFP

 Non-GAAP financial measures  Non-GAAP financial measures: The company discloses in this presentation a non-IFRS financial measure titled adjusted EBITDA. Management uses adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” in the appendix, which were adjusted for in calculating the adjusted operating income.   You should not view adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definition of adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted EBITDA provides useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses this non-IFRS measure to evaluate the company's business strategies and management performance. The company believes this non-IFRS measure provides useful information to investors because it improves the comparability of financial results between periods and provides for greater transparency of key measures used to evaluate performance.  32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: December 23, 2025